Exhibit 99.1

China Hydroelectric Corporation Announces First Quarter 2011 Results

-	Installed capacity increased by 187.2 MW as of today from the first quarter of 2010
-	Due to less than average rainfall, revenue decreased by 27% compared to the first quarter of 2010

NEW YORK, May 19, 2011 /PRNewswire-Asia-FirstCall/ — China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China (“PRC”), today announced its financial results for the first quarter ended March 31, 2011.

“Although as a result of differing weather conditions during the first quarter of 2011 versus the unusually favorable weather conditions during the first quarter of 2010, revenue and profitability are down from the prior year period, we are extremely pleased with our results for this period and are equally pleased to report all of our equipment is performing within designed utilization rate ranges in anticipation of the second and third quarters, which traditionally experience more rainfall than the first and fourth quarters. As a hydroelectric power producer, we are subject to seasonal variations in precipitation at each of our 26 operating projects spread across four different PRC provinces. In order to mitigate the possible risk of low rainfall in one region and to take advantage of two different weather systems in the PRC, we own and operate hydroelectric power projects in the eastern and western parts of China. Overall, our projects for the first three months of 2011 experienced less than average rainfall in Fujian and Zhejiang, while our projects in Yunnan and Sichuan experienced average rainfall, whereas in the first quarter of 2010 each province experienced better than average precipitation. While 2010 benefited from better than average rainfall, 2009 was adversely affected by below average rainfall,” commented Mr. John D. Kuhns, Chief Executive Officer and Chairman of the Board of Directors of the Company. The impact of hydrological conditions, whereby precipitation in any given year could vary by about 25% above or below the mean, is something beyond the control of the Company.

“Furthermore, last month we expanded our geographic diversification by completing one acquisition in Yunnan with an installed capacity of 15 MW,” Mr. Kuhns continued.

“For the remainder of 2011, we are committed to continuing to operate our hydroelectric power projects efficiently and sell the electricity to the grid, anticipating our typical pattern of improved hydrology in the second and third quarters.”

With the completion of an acquisition of an operating hydroelectric power project with 15 megawatts (“MW”) of installed capacity on April 10, 2011, as of March 31, 2011, the Company’s installed capacity was 548.8 MW as compared to 376.6 MW as of March 31, 2010. Comparing the Company’s results of operations from one period to another and its financial condition at the end of two comparable periods may be difficult due to the impact of those newly acquired hydroelectric power projects.

First Quarter 2011 Financial and Operating Highlights

•	Q1 revenue decreased by 27% to $11.5 million.
•	Q1 gross profit decreased by 61% to $4.1 million. Gross margin decreased by 31% to 36%.
•	Q1 adjusted EBITDA (see reconciliation table) decreased by 44% to $6.0 million. Adjusted EBITDA margin was 52% vs. 68% first quarter last year.

•

Q1 GAAP net loss attributable to ordinary shareholders was $5.6 million, or $0.11 net loss per American Depository Share (“ADS”) (each representing three ordinary shares) compared to a loss of $13.5 million in Q1 2010, which included $15.8 million in non-cash charges.

•	Q1 non-GAAP net loss (see reconciliation table) decreased to $4.4 million, or $0.09 net loss per ADS, from a non-GAAP income of $2.6 million in Q1 2010.

Summary Financials	Q1 2011	Q1 2010	% Change

Revenue	$11.5 million	$15.8 million	-27%
Gross profit	$4.1 million	$10.5 million	-61%
Adjusted EBITDA (1)	$6.0 million	$10.7 million	-44%
GAAP Net Loss	($5.6) million	($13.5) million	-59%
GAAP EPS per ADS	($0.11)	($0.36)	-69%
Non-GAAP Net (Loss)/Income (2)	($4.4) million	$2.6 million	-269%
Non-GAAP EPS per ADS (2)	($0.09)	0.07	-229%

(1)	See “Net income (loss) to adjusted EBITDA reconciliation” below
(2)	See “GAAP net income (loss) to non-GAAP net income (loss) reconciliation” below

First Quarter 2011 Financial and Operational Results

Operating Statistics for the First Quarter 2011

•	Increase of 172.2 MW installed capacity to 548.8 MW at the end of first quarter 2011 from 376.6 MW at the end of the first quarter 2010.

•	Electricity sold was 245.6 million kilowatt hours (“kWh”) for the first quarter of 2011 compared to 315.5 million kWh for the first quarter of 2010.

•

The consolidated effective utilization rate was 21% for the first quarter of 2011 compared to 39% for the first quarter of 2010. Consolidated effective utilization rate is calculated by dividing the quantity of electricity sold by the theoretical quantities of electricity which could be generated from the Company’s hydroelectric power projects.

Revenues

Revenues, net of value added taxes, for the first quarter of 2011 were $11.5 million, a decrease of 27%, or $4.3 million from $15.8 million for the first quarter of 2010. The Company sold 245.6 million kWh for the first quarter of 2011, a decrease of 22% from 315.5 million kWh for the first quarter of 2010. The decrease in revenues was due to less precipitation in the first quarter of 2011 as described above compared to the prior year period which experienced better than average precipitation. Of the decrease in revenue for the first quarter of 2011, $6.9 million decrease was contributed by existing projects as of March 31, 2010 due to hydrological factors, which was partially offset by a $2.6 million contribution by the projects acquired in the last twelve months with a total installed capacity of 172.2 MW as set forth below. The company recently acquired the Dazhaihe operating project in Yunnan with 15.0 MW of installed capacity in April 2011.

Project Name	Date Acquired	Capacity

Husahe (100% interest)	April 19, 2010	18.7 MW
Aluhe (100% interest)	June 22, 2010	10.0 MW
Zilenghe (100% interest)	June 22, 2010	25.2 MW
Latudi (100% interest)	August 16, 2010	18.9 MW
Xiaopengzu (100% interest)	September 8, 2010	44.0 MW
Jinwei (74% interest)	December 30, 2010	16.0 MW
Jintang (74% interest)	December 30, 2010	11.6 MW
Jinlong (55% interest)	December 30, 2010	10.0 MW
Qianling (100% interest)	December 30, 2010	13.0 MW
Dongguan (100% interest)	December 30, 2010	4.8 MW

First Quarter Total		172.2 MW

Dazhaihe (100% interest)	April 10, 2011	15.0 MW

Current Total		187.2 MW

The effective tariff, calculated by dividing revenues, before Value Added Tax, or VAT, in RMB (Renminbi), the functional currency of the hydroelectric power projects, by the amount of electricity sold, for the first quarter of 2011 was RMB 0.33 per kWh, a decrease of 11% from RMB 0.37 per kWh in the first quarter of 2010. The decrease was caused by project mix, that is, a slightly lower revenue contribution from operating projects in Zhejiang province, a relatively high tariff region, due to lower precipitation, and a higher revenue contribution from newly acquired projects in Yunnan, a lower tariff region. Tariffs vary at the Company’s individual hydroelectric power projects, which causes effective tariffs, which are a consolidated figure, to vary based on different revenue contribution mixes.

The consolidated effective utilization rate was 21% for the first quarter of 2011, compared to 39% for the first quarter of 2010. The lower consolidated effective utilization rate was mainly the result of less than average precipitation in Fujian and Zhejiang provinces, compared to average precipitation in Yunnan and Sichuan provinces in the first quarter of 2011.

Cost of Revenues

Cost of revenues, which consists principally of fixed expenses such as depreciation and compensation for core operating personnel, for the first quarter of 2011 was $7.4 million, as compared to $5.3 million for the first quarter of 2010, primarily due to the increased number of operating assets we operated due to acquisitions since the end of the first quarter of 2010. Cost of revenues as a percentage of revenues increased to 64% for the first quarter of 2011, from 33% in the first quarter of 2010, as a result of lower revenue contribution from the projects in Fujian and Zhejiang provinces in the first quarter of 2011 and the fixed nature of the associated cost of revenues.

Higher costs were also associated with increased power generation and labor costs associated with the previously mentioned acquisitions.

Gross Profit and Margin

Gross profit was $4.1 million for the first quarter of 2011, a decrease of $6.4 million, from $10.5 million in the first quarter of 2010. The $6.4 million decrease in gross profit reflects $6.9 million decrease contributed by existing projects as of March 31, 2010, offset by $0.5 million increase contributed by projects acquired in the last twelve months. Gross margin for the first quarter of 2011 was 36% compared to 67% in the same period of 2010.

General and Administrative Expenses

General and administrative expenses (“G&A expenses”) for the first quarter of 2011 were $5.1 million, or 45% of revenues, compared to $4.3 million, or 27% of revenues for the first quarter of 2010. The G&A expenses in the first quarter of 2011 included an employee stock-based compensation expense of $0.92 million, compared to $0.62 million in 2010. The increase in G&A expenses was also due to acquisition costs and higher professional fees associated with us being a public company.

Adjusted EBITDA and EBITDA Margin

Adjusted EBITDA was $6.0 million for the first quarter of 2011 compared to $10.7 million for the first quarter of 2010. Adjusted EBITDA margin was 52% for the first quarter of 2011 compared to 68% in the same period of 2010.

Interest Expenses

Interest expenses were $5.5 million during the first quarter of 2011 compared to $3.7 million in the same period of 2010.

GAAP and Non-GAAP Net Income

As a result of the factors discussed above, the net loss attributable to China Hydroelectric Corporation shareholders, was $5.6 million in the first quarter of 2011, compared to a net profit of $2.4 million in the comparable period in 2010. Net loss attributable to ordinary shareholders (or “GAAP net loss attributable to ordinary shareholders”) was $5.6 million, or $0.11 net loss per ADS, for the first quarter of 2011 compared to a GAAP net loss attributable to ordinary shareholders of $13.5 million, for the first quarter of 2010.

Non-GAAP net loss was $4.4 million, or $0.09 per ADS, for the first quarter of 2011 compared to a net income of $2.6 million, for the first quarter of 2010. For reconciliation between GAAP and non-GAAP earnings, see the table entitled “GAAP Net Income (loss) to Non-GAAP Net Income (Loss) Reconciliation.”

Weighted average American Depository Shares used in the earnings per share calculation was 51.1 million ADS, representing 153.3 million ordinary shares, for the first quarter of 2011.

Business Outlook for Full Year 2011

Although Yunnan continued to experience normal rainfall during the first quarter of 2011, less than favorable rainfall was realized in Fujian and Zhejiang as a result of fewer than normal monsoons. However, the impact the rest of the year’s rainfall will have on the Company’s full year results remains uncertain at this time as the precipitation level in the upcoming quarters is not known.

In addition to our 563.8 MW capacity as of today, we have signed an MOU for the remaining two Taiyu Projects in Fujian, Yangkou, a 48 MW project and Huangtangjia, an 11 MW project. Consummation of these two acquisitions is expected to occur this year.

Non-GAAP Net Income Figures

Non-GAAP net income for the first quarter of 2011 and the first quarter of 2010, excludes the following non-cash charges: stock-based compensation expenses; non-cash cumulative dividends and beneficial conversion features on convertible redeemable preferred shares; exchange gains or losses; and, the change in fair value of warrant liability. A reconciliation of GAAP and non-GAAP items is provided in the table entitled “GAAP Net Income (Loss) to Non-GAAP Net Income (Loss) Reconciliation.”

Adjusted EBITDA to Net Income Reconciliation

Adjusted EBITDA is defined by the Company as earnings before interest, taxes, depreciation and amortization and excluding certain non-cash charges, including: stock-based compensation expenses, exchange losses, change in fair value of warrant liability. For further details, see the table entitled “Adjusted EBITDA to Net Income (Loss) Reconciliation.”

Conference Call

China Hydroelectric will host a conference call at 6:00 am (Pacific) /9:00 am (Eastern) / 9:00 pm (Beijing/Hong Kong) on Friday, May 20, 2011 to discuss its first quarter 2011 financial results and recent business activities. To access the live teleconference, please dial (US) +1-877-941-2068 or (International) + 1-480-629-9712, and enter pass code 4442823.

A replay of the conference call will be available from 12:00 noon (Eastern) on May 20, 2011 to 11:59 pm (Eastern) on June 3, 2011, by dialing (US)+1-877-870-5176 or (International) +1-858-384-5517 and entering the pass code 4442823.

About China Hydroelectric

China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”) is an owner and operator of small hydroelectric power projects in the People’s Republic of China. Led by an international management team, the Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. China produces approximately 22% of its total energy from hydroelectric power. The Company currently owns 27 operating hydropower stations in China with total installed capacity of 563.8 MW. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan.

Cautionary Note Regarding Forward-looking Statements

Statements contained herein that address operating results, performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. The forward-looking statements include, among other things, statements relating to the Company’s business strategies and plan of operations, the Company’s ability to acquire hydroelectric assets, the Company’s capital expenditure and funding plans, the Company’s operations and business prospects, projects under development, construction or planning and the regulatory environment. The forward-looking statements are based on the Company’s current expectations and involve a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control, which may cause actual results, performance or achievements to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the factors that could cause actual results to materially differ include: supply and demand changes in the electric markets, changes in electricity tariffs, hydrological conditions, the Company’s relationship with and other conditions affecting the power grids we service, the Company’s production and transmission capabilities, availability of sufficient and reliable transmission resources, our plans and objectives for future operations and expansion or consolidation, interest rate and exchange rate changes, the effectiveness of the Company’s cost-control measures, the Company’s liquidity and financial condition, environmental laws and changes in political, economic, legal and social conditions in China, and other factors affecting the Company’s operations that are set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the Securities and Exchange Commission (the “SEC”) on April 4, 2011 and in the Company’s future filings with the SEC. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Notes to Unaudited Financial Information

The preparation of the unaudited interim consolidated financial statements of the Company in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. This release contains unaudited financial information which is subject to year-end audit adjustments, which could result in significant differences between the Company’s audited financial statements and this unaudited financial information.

About Non-GAAP Financial Measures

To supplement China Hydroelectric consolidated financial results presented in accordance with GAAP, China Hydroelectric uses non-GAAP net income (loss) and adjusted EBITDA, which are non-GAAP financial measures. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Adjusted EBITDA to Net Income (Loss) Reconciliation” and “GAAP Net Income (Loss) to Non-GAAP Net Income (Loss) Reconciliation” below.

China Hydroelectric believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses that may not be indicative of its operating performance and financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to China Hydroelectric historical performance and liquidity. China Hydroelectric has computed its non-GAAP financial measures using methods consistent with the Company’s annual report on Form 20-F. We believe these non-GAAP financial measures are useful for investors because they permit greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that they exclude certain charges that have been and may continue for the foreseeable future to be significant expenses in the Company’s results of operations.

For further information, please contact:

Company:	Investor Relations:

John. E. Donahue, Vice President	Scott Powell
China Hydroelectric Corporation	HC International, Inc.
Phone: +1-646-467-9810	Phone: +1-917-721-9480
Email: John.donahue@chinahydroelectric.com	Email: scott.powell@hcinternational.net

CHINA HYDROELECTRIC CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In US$ 000’s, except for share and per share data)

	Three Months Ended

	March 31, 2011	March 31, 2010

Revenues	11,510	15,821
Cost of revenues	(7,377)	(5,278)

Gross profit	4,133	10,543

Operating expenses
General and administrative expenses	(5,123)	(4,272)

Total operating expenses	(5,123)	(4,272)

Operating (loss)/income	(990)	6,271

Interest income	33	483
Interest expenses	(5,486)	(3,674)
Change in fair value of warrant liability	—	365
Exchange loss	(286)	(10)
Other income, net	223	18

(Loss)/Income before income tax expenses	(6,506)	3,453

Income tax benefits/(expenses)	676	(1,055)

Consolidated net (loss)/income	(5,830)	2,398

Net loss /(income) attributed to noncontrolling interest	220	(43)

Net (loss)/ income attributable to China Hydroelectric Corporation shareholders	(5,610)	2,355

Less:
Cumulative dividends on Series A convertible redeemable preferred shares	—	(1,989)
Cumulative dividends on Series B convertible redeemable preferred shares	—	(1,412)
Cumulative dividends on Series C convertible redeemable preferred shares	—	(162)
Accretion of beneficial conversion feature on Series A convertible redeemable preferred shares	—	(6,990)
Accretion of beneficial conversion feature on Series B convertible redeemable preferred shares	—	(5,040)
Accretion of beneficial conversion feature on Series C convertible redeemable preferred shares	—	(222)

Net loss attributable to ordinary shareholders	(5,610)	(13,460)

GAAP net loss per ADS - basic and diluted	(0.11)	(0.36)
GAAP net loss per share - basic and diluted	(0.04)	(0.12)

Weighted average American Depository Shares - basic and diluted	51,098,505	37,523,120
Weighted average ordinary shares - basic and diluted	153,295,516	112,569,361

CHINA HYDROELECTRIC CORPORATION
GAAP NET INCOME (LOSS) TO NON-GAAP NET INCOME (LOSS) RECONCILIATION
(In US $ 000’s)

	Three Months Ended

	March 31, 2011	March 31, 2010

Net loss attributable to ordinary shareholders	(5,610)	(13,460)

Non-GAAP Adjustments:
Non-cash cumulative dividends on convertible redeemable preferred shares (1)	—	3,563
Non-cash beneficial conversion feature on convertible redeemable preferred shares (1)	—	12,252
Stock-based compensation expense (2)	920	615

Exchange losses	286	10
Change in fair value of warrant liability	—	(365)

Non-GAAP (loss)/income	(4,404)	2,615

Non-GAAP net (loss)/ income per ADS - basic and diluted (3)	(0.09)	0.07
Non-GAAP net (loss)/income per ordinary share - basic and diluted	(0.03)	0.02

Weighted average American depository shares - basic and diluted	51,098,505	37,523,120
Weighted average ordinary shares - basic and diluted	153,295,516	112,569,361

(1) Non-cash equity charges
Cumulative dividends on Series A convertible redeemable preferred shares	—	1,989
Cumulative dividends on Series B convertible redeemable preferred shares	—	1,412
Cumulative dividends on Series C convertible redeemable preferred shares	—	162
Accretion of beneficial conversion feature on Series A convertible redeemable preferred shares	—	6,990
Accretion of beneficial conversion feature on Series B convertible redeemable preferred shares	—	5,040
Accretion of beneficial conversion feature on Series C convertible redeemable preferred shares	—	222

Total	—	15,815

(2) Stock-Based Compensation Related Items: We provide non-GAAP information relative to our expense for stock-based compensation. We include stock-based compensation expense in our GAAP financial measures in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Compensation – Stock Compensation (“FASB ASC Topic 718”). Because of varying available valuation methodologies, subjective assumptions and the variety of award types, which affect the calculations of stock-based compensation, we believe that the exclusion of stock-based compensation allows for more accurate comparisons of our operating results to our peer companies. Stock-based compensation is very different from other forms of compensation. The expense associated with granting an employee a stock option is spread over multiple years unlike other compensation expenses which are more proximate to the time of award or payment. For example, we may recognize expense on a stock option in a year in which the stock option is significantly underwater and typically would not be exercised or would not generate any compensation for the employee. The expense associated with an award of a stock option for 1,000 shares of stock by us in one quarter, for example may have a very different expense than an award of an identical number of shares in a different quarter. Further, the expense recognized by us for such an option may be very different than the expense recognized by other companies for the award of a comparable option. This makes it difficult to assess our operating performance relative to our competitors. Because of these unique characteristics of stock-based compensation, management excludes these expenses when analyzing the organization’s business performance. We also believe that presentation of such non-GAAP information is important to enable readers of our financial statements to compare current period results with future periods.

(3) The Company’s American depository shares (“ADS”) convert to ordinary shares at a rate of one ADS to three ordinary shares.

CHINA HYDROELECTRIC CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In US $ 000’s)

	As of March 31, 2011	As of December 31, 2010

	(unaudited)	(audited)
ASSETS
Current Assets:
Cash and cash equivalents	17,100	33,457
Accounts receivable	5,214	4,359
Deferred tax assets	1,463	1,260
Amount due from related parties	1,282	5,950
Prepayments and other current assets	12,231	9,486

Total current assets	37,290	54,512

Non-current Assets:
Property, plant and equipment, net	585,153	583,686
Long term assets – Land, net	49,158	48,944
Intangible assets, net	6,260	6,249
Goodwill	136,587	135,219
Deferred tax assets	540	512
Other non-current assets	935	709

Total non-current assets	778,633	775,319

TOTAL ASSETS	815,923	829,831

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	4,613	4,784
Short-term loans	8,770	17,742
Current portion of long-term loans	55,160	60,798
Amounts due to related parties	10,451	12,866
Accrued expenses and other current liabilities	53,179	66,905

Total current liabilities	132,713	163,095

Non-current Liabilities:
Long term loans	247,750	224,297
Deferred tax liabilities	24,989	25,350
Other non-current liabilities	109	106

Subtotal of non-current liabilities	272,848	249,753

TOTAL LIABILITIES	405,561	412,848

Shareholders’ equity
Ordinary shares (par value US$0.001 per share, 130,000,000 and 400,000,000 shares authorized as of December 31, 2010 and March 31, 2011, respectively; 153,295,516 shares issued and outstanding as of December 31, 2010 and March 31, 2011, respectively)	153	153
Additional paid in capital	491,665	495,652
Accumulated other comprehensive income	27,151	22,922
Accumulated deficit	(118,450)	(112,840)

Total China Hydroelectric Corporation Shareholders’ equity	400,519	405,887
Noncontrolling interests	9,843	11,096

Equity attributable to equity holders of the Company	410,362	416,983

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	815,923	829,831

CHINA HYDROELECTRIC CORPORATION
ADJUSTED EBITDA TO NET INCOME (LOSS) RECONCILIATION

	Three Months Ended

	March 31, 2011	March 31, 2010

Net (loss)/income available to China Hydroelectric Corporation shareholders	(5,610)	2,355
Interest expenses, net	5,453	3,191
Other non cash charges, including exchange loss, change in fair value of warrant liability, and stock-based compensation	1,206	260

Income tax expenses	(676)	1,055
Depreciation of property, plant and equipment and amortization of intangible assets	5,665	3,828

EBITDA, as adjusted	6,038	10,689

EBITDA margin, as adjusted	52%	68%

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization and certain non-cash charges including exchange loss, change in fair value of warrant liability and stock-based compensation. We believe that EBITDA is widely used by other companies in the power industry and may be useful to investors as a measure of the Company’s financial performance. Given the significant investments that we have made in net property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of the Company’s cost structure. We believe that EBITDA will provide a useful tool for comparability between periods because it eliminates depreciation and amortization expenses attributable to capital expenditures and business acquisitions. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.